Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: October 16, 2013

3rd Quarter 2013

(EUR million)

• Revenue:	1,675

• Growth (reported):	+3.0%

• Organic Growth:	+3.5%

At September 30, 2013 (first 9 months)

(EUR million)

• Revenue:	5,026

• Growth (reported):	+6.7%

• Organic growth:	+3.3%

Publicisgroupe.com	1/13

Maurice Lévy, Chairman and CEO of Publicis Groupe:

“Our third quarter was in line with our internal forecasts despite tensions stemming from Brazil and the situation in Syria. Europe, for the first time this year posted moderate growth.

As for the good news, let’s emphasize our performance in digital activities which grew by 12.3%.

As the analog market shrinks, our strategy of focusing development in the digital sector has continued to prove being right.

I would like to pay tribute to our teams, as attuned as ever to our clients, while pursuing efforts to win over new accounts. In the first nine months of the year, we totaled 3.4 billion dollars of new business.

During this third quarter, we also started the merger process of Publicis Groupe and Omnicom announced on July 28. Everything is going to plan, with special mention regarding the filing with the competition authorities, an arduous task well handled by the teams of both groups.

For the purposes of the merger and to simplify our balance sheet, we proposed an early redemption to the holders of Orane bonds.

At their general meeting of October 10, they gave us great support by unanimously approving the entire set of resolutions put before them.

I have to say that their unanimous approval of the proposed merger is an extremely interesting and positive indication of their support for this project.

We will, of course, have to reach crucial milestones in the weeks and months to come, but we are on the right track.

For 2013, we are maintaining our internal objectives of organic growth above the 2.9% achieved in 2012, in the region of 3.5 to 3.6%. However, as is the case every year, the fourth quarter is always somewhat unpredictable given volatility levels at year-end. Caution is required particularly since the global economic situation has come under the threat of government shutdown in the USA. We are nonetheless confident about 2013, confident about our growth and margin performance, and confident about the new page of history we will be writing with our merger of equals alongside Omnicom.”

Publicisgroupe.com	2/13

I. Revenue

¡	3rd quarter 2013

¡	Reported growth

Publicis Groupe reported consolidated revenue of 1,675 million euro for Q3 2013, i.e. a 3.0% increase on Q3 2012.

Exchange rates had a negative impact of 95 million euro between Q3 2012 and Q3 2013. Reported growth would stand at 9.3% if exchange rates had remained constant.

¡	Organic growth

Organic growth reached 3.5%, up from 2.0% for the same period in 2012 (when September stood at -1.6%). Despite the lackluster geopolitical and economic environment, this third-quarter performance is satisfactory by comparison with in-house expectations. It is also a reflection on the temporary slowdown in China and continued weakness in Europe, though performance has improved here. The quarter has also been marked by a sharp increase in digital activities.

Q3 2013 revenue by region

(EUR million)	Revenue		Organic growth	Reported growth
	Q3 2013	Q3 2012	Q3 2013	Q3 2013/Q32012
Europe*	469	429	+0.4%	+9.3%

North America	825	805	+4.5%	+2.5%

BRIC+MISSAT**	217	220	+1.5%	–1.4%

Rest of the world	164	173	+10.1%	–5.2%

Total	1,675	1,627	+3.5%	+3.0%

*	Europe excluding Russia and Turkey
**	MISSAT: Mexico, Indonesia, Singapore, South Africa and Turkey

•

Europe posted moderately positive growth (+0.4%), though France continued to report negative growth, even if somewhat improved. The UK returned strong growth of +7.1%, while southern Europe continued to perform very poorly. The eastern European countries reported high growth rates (Poland +14.4% and Hungary +8.6%).

•	North America achieved good growth (+4.5%), though slightly down on the second quarter due to the weak performance of PR activities. Healthcare activities have improved, though remain unstable.

Publicisgroupe.com	3/13

•

The BRIC and MISSAT countries achieved combined organic growth of +1.5% as a result of contrasting situations from one country to another, e.g. a temporary slowdown in Greater China (+2.4%), economic difficulties in India that adversely affected investment, and underperformance in Russia. Brazil’s +3.1% growth, despite an environment that has become more difficult since the start of the year, remains satisfactory as do the good achievements of Mexico (+6.2%), South Africa (+10.5%) and Turkey (+17.1%).

•	The Rest of the world grew by +10.1% (Australia +13.8%, Korea +5.9%, Argentina +11.7%).

¡	At September 30, 2013

•	Reported growth

Publicis Groupe’s consolidated revenue rose +6.7% to 5,026 million euro over the first nine months of 2013.

Exchange rates had a negative impact of 148 million euro between 2012 and 2013. Reported growth would stand at 10.1% if exchange rates had remained constant.

•	Organic growth

At September 30, 2013, organic growth was +3.3% for the first nine months of the year, up from +2.5% at September 30, 2012. Furthermore, growth is in line with our plans.

Revenue at September 30, 2013 (9 months) by region

(EUR million)	Revenue		Organic Growth	Reported growth
	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	2013/2012
Europe*	1,439	1,308	–2.3%	+10.0%

North America	2,455	2,312	+5.5%	+6.2%

BRIC+MISSAT**	651	605	+4.1%	+7.6%

Rest of the world	481	486	+7.6%	–1.0%

Total	5,026	4,711	+3.3%	+6.7%

*	Europe excluding Russia and Turkey
**	MISSAT: Mexico, Indonesia, Singapore, South Africa and Turkey

For the record, revenue was 1,563 million euro in Q1 2013 and 1,788 million euro in Q2 2013 (compared with 1,452 million euro and 1,632 million euro respectively in Q1 and Q2 2012). Organic growth was 1.3% and 5.0% in the first two quarters, compared with 4.1% and 1.6% respectively in Q1 and Q2 2012.

Publicisgroupe.com	4/13

As of September 30, 2013, digital activities accounted for 37.6% of the Groupe’s revenue, up from 33.3% in 2012. Digital activities recorded organic growth of 12.3% in Q3 only, and 11.5% for the first nine months of 2013.

Digital has shown strong momentum with double-digit growth everywhere except in Europe which does not take into account the LBi business acquired in January 2013. This has offset the 0.8% decline in the analog business (-5.1% in Europe excluding Russia and Turkey). This strongly supports the relevance of Publicis Groupe’s digital strategy.

	Europe*	North America	BRIC+MISSAT	Rest of the world	Total
Digital	+6.6%	+11.3%	+26.2%	+25.3%	+11.5%
Analog	–5.1%	—	+1.6%	+4.8%	–0.8%
Total	–2.3%	+5.5%	+4.1%	+7.6%	+3.3%

*	Europe: excluding Russia and Turkey

Revenue generated in the high-growth countries accounted for 24.1% of total revenue.

II - Net debt

At September 30, 2013, the Groupe’s net debt was 550 million euro, after 524 million at September 30, 2012. This was net of acquisitions made during the first nine months, most notably that of LBi. Average net debt for the period was 584 million euro, down from 764 million euro in 2012.

At September 30, 2013, the Groupe’s had 2,562 million euro in available liquidities.

III - Key Facts

¡	New Business at September 30: 3.4 billion dollars

¡	External growth

•	Q3 acquisitions

•	Bosz Digital, a Latin-American digital production company

•	Netalk, China’s leading agency in the social media

•	15-million dollar investment in Jana, the Boston-based mobile communications specialist

•	Engauge Marketing LLC, advertising and digital services agency in Columbus (USA)

•	Espahle, digital marketing and public relations agency (Brazil)

•	TPM Communications, one of Canada’s top agencies specialized in digital, video and events

•	Zenith Romania, one of Romania’s biggest communications and media agencies (Bucharest)

•	Poke, flagship digital agency in the UK

•	Other transactions

On July 19, 2013, Publicis Groupe and AOL Inc. entered into a strategic partnership setting up a worldwide live advertising offering, a world premier.

Publicisgroupe.com	5/13

On September 24, Publicis Groupe announced that all the brands of its production platforms were being renamed “Prodigious”. By bringing all its activities under the Prodigious brand, the Groupe has endowed itself with a major player in a sector perceived by clients as important in terms of quality control and production costs. The Groupe also launched brand logistics TM, an innovative brand asset production offering.

¡	Financial transactions over the first nine months

Further to the proposal put forward by Dentsu, Publicis Groupe bought back close to 3.9 million of its own shares, in the form of a block transaction before the market opened for trading on February 15, 2013, for a total of 181 million euro, i.e. 46.82 euro per share.

IV - The Publicis – Omnicom merger

On July 28, 2013, Omnicom Inc. and Publicis Groupe announced their agreement for a merger of equals. This project is set against a backdrop of rapid transformation since the sharp rise of digital services in our businesses, not to mention the emergence of newcomers posting exponential growth rates. The work performed by advertising agencies has undergone a deep transformation, and is now the result of a complex equation combining strategic intelligence, science and technology, and that emotional creative link (IQ+TQ+EQ).

This merger will enable us to provide our clients with the means to conduct their marketing and communications campaigns in a completely integrated manner, thus achieving cutting edge performance while containing costs. It also entails granting clients access to digital innovation in all areas, including data management, mobile or e-commerce, and the social media.

This merger will offer to all our people new and exciting professional opportunities thanks to superb training programs and the diversity of assets in an enlarged group.

V - Recent events

Acquisition of majority holdings in long-standing partner agencies (associates) in Romania: Leo Burnet & Target, Starcom MediaVest Group, Optimedia, The Practice, and iLeo.

Mandatory early redemption of Orane bonds (bonds redeemable in new or existing shares) in order to simplify the structure of Publicis Groupe’s balance sheet prior to the merger with Omnicom.

The holders of Orane bonds issued on September 24, 2002 (issuance brochure approved by the COB on May 16, 2002 under No. 02-564, ISIN code FR0000187783) were convened to a general meeting on October 10, 2013. The Orane bondholders unanimously approved the proposed merger of Publicis with the new entity Publicis Omnicom Group, as part of the proposed combination of Publicis and Omnicom announced on July 28, 2013.

They further approved certain terms and conditions of the above-mentioned Orane bonds in order to (a) provide for the early redemption of said bonds subsequent to the extraordinary general meeting of Publicis shareholders to be convened to vote on the merger (this particular case of redemption shall not affect Orane holders entitlement to early redemption prior to this general meeting , by virtue of article 6.3.3.1 of the issuance brochure), and (b) decide that the coupon accrued at the time of this early redemption shall be calculated at a rate of 3.2946% per annum.

Publicisgroupe.com	6/13

Publicis wishes to point out that the redemption parity has been adjusted by a multiple of 1.015 in order to take account of the portion of dividends paid in 2003 and 2004 out of the company’s reserve and premium accounts. As a result of this adjustment, each Orane bond is entitled to 9.135 Publicis shares (as opposed to 9 shares). It ensues that Publicis will offer current and former Orane bondholders – who can provide evidence of holding Orane bonds at the time of amortization and payment of the coupons corresponding to the period of entitlement, i.e. from September 1, 2009 to September 1, 2013 – compensation equivalent to the additional shares and coupons they should have received between these dates.

VI - Outlook

In a global economic environment in which the economies of developed countries are gradually gaining ground, with signs of recovery in the heart of the euro zone but a slowing of growth in the emerging markets, ZenithOptimedia has not modified its growth forecasts for the advertising market in 2013. After its initial forecast of 4.1% growth for 2013 back in December 2012, which was subsequently revised downwards to 3.9% in April and again to 3.5% in June, ZenithOptimedia has since maintained its 3.5% growth forecast for 2013.

Publicis Groupe confirms its expectation that organic growth in 2013 will be higher than the 2.9% achieved in 2012. Nine months into 2013, organic growth stands at 3.3%, in line with our internal objectives. As is the case every year, the fourth quarter comprises a number of possible adjustments especially towards year-end. We should be able to reach our goals in terms of margin enhancement. As regards organic growth the 2014 vintage holds greater promise.

This presentation contains forward-looking statements. The use of the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this presentation are intended to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Other than as required by applicable securities laws, Publicis Groupe undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. Publicis Groupe urges you to review and consider carefully the various disclosures it has made concerning the factors that may affect its business, including the disclosures made under the caption “Risk Factors” in the 2011 Registration Document filed with the French financial markets authority (AMF).

About Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] is one of the world’s leading communications groups. We offer the full range of services and skills: digital (DigitasLBi, Razorfish, Rosetta, VivaKi), creative services (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), public affairs, corporate communications and events (MSLGROUP), media strategy, planning and buying (Starcom MediaVest Group and ZenithOptimedia) and healthcare communications, with Publicis Healthcare Communications Group (PHCG). Present in 108 countries, the Groupe employs 60,000 professionals.

www.publicisgroupe.com | Twitter:@PublicisGroupe | Facebook: www.facebook.com/publicisgroupe

Viva la Difference !

Contacts

Publicis Groupe
Peggy Nahmany	Corporate Communication	+ 33 (0)1 44 43 72 83
Martine Hue	Investor Relations	+ 33 (0)1 44 43 65 00
Stéphanie Constand-Atellian	Investor Relations	+ 33 (0)1 44 43 74 44

Publicisgroupe.com	7/13

Appendix

New Business

Q13 2013

USD 3.4 billion (net)

Main accounts awarded

BBH/NEOGAMA

Pirelli (UK); Playstation (USA, Brazil); Haagen Dazs (Singapore); Basf (Bazil); Philadelphia (UK); Clarks (UK); Bang and Olufsen (UK); Rubbermaid (USA).

DigitasLBi

Lenovo (USA); Kao (USA); Whirlpool (USA); Dunkin’ Donuts (USA); Sprint (USA); Samsung (Brazil); MillerCoors (USA); Comcast (USA); Eureka Forbes (India); Dogs Trust (UK); AXA UK (UK); - FOSS (Nordics); Johnson & Johnson (UK); Danone (UK); LeipzigerMesse (Germany); HSBC (Australia); Roompot (Germany); ParcelHero.com (UK); PWC (Germany); StadtwerkeBayreuth (Germany); PortalTech Reply (UK); Navigate GmbH Systeme und Consulting (Germany); DSGV (Germany); Commonwealth Bank (UK); Microsoft (UK): Langenscheidt GmbH & Co. KG (Germany); Lloyds TSB (UK); E2X (UK); JKL (Nordics); Viking Line (Nordics); ASSTEL Lebensversicherung AG (Germany); Ticket Online Software GmbH (Germany); SCA TENA (Nordics); Primera Travel Group (Nordics); Adobe (USA); Moleskine (USA): P&G (USA); Spotify (USA); Motorola (USA); Aetna (USA); Delta Air Lines (USA); Intel (Indonesia); NYSE Euronext (USA); AstraZeneca (USA); Goodyear (USA).

Fallon

Talenti (USA); (Giffgaff (UK); Netflix (UK).

Leo Burnett

AEON Superstores (Malaysia); Bols Spirits (Poland); Dubai International Film Festival (UAE); Pfizer Consumer Health - Nexium OTC (USA); Peters Ice Cream (Australia); Unipol Insurance (Italy); Castorama Home Improvement Stores (Poland); PTG Energy (Thailand); Co-operative Social Media (United Kingdom); Institute of Chartered Accountants of Sri Lanka (Sri Lanka); Home Center Home Improvement Retailer (Colombia); BMW Mini (Japan); Twinings Tea (Malaysia); h.h. gregg (USA); Petelinka Poultry (Russia); Media Markt Electronics Retailer (Russia); Alouette Cheese (USA); RE/MAX Real Estate (USA); Victoria University (Australia); GM Fleet & Commercial Operations, Certified Pre-Owned, Remarketing (USA); Molson Coors - Coors Light (Canada); China Mobile (China); Bank of China (China); Yili Lactobacillus Probiotic (China); Samsung Mobile Phone (Taiwan); RE/MAX (USA); VP Bank (Vietnam); Menarini Pharmaceuticals Fastum Gel (China); Tekmark (Singapore); Sri Lankan Airlines (Sri Lanka); Pfizer Centrum and Caltrate (Vietnam).

Publicisgroupe.com	8/13

MSLGROUP

PayPal (USA, Canada); Emirates Air (PR) (USA); LaSalle Investment Management (USA); Taitra (Taiwan).

PHCG

Astellas (USA); AbbVie (USA, Australia); Pfizer (USA, Global); Genentech/Roche (USA, Global); Novartis (USA, Global).

Publicis Worldwide

Habib’s (Brazil); CVC (Brazil); Dairy Queen (Canada); Nestle (Romania, USA); Coca Cola (Spain); Vue Cinemas (UK); Qld Dept of Transport (Australia); Barmer GEK (Germany); BNI (Indonesia); P&G (USA); NT Government (Australia); Subway (India); BASF (Romania); Tourism Nothern Territory (Australia); Pfizer Centrum (UAE); Gol Airlines (Brazil); Sanofi - Medley Division (Brazil); Siemens AG (Germany); Stopanska Bank (Macedonia); Grupo Reforma (Mexico); Emirates Flight Catering (UAE); Conga Foods (Australia); WM Ritchie (Australia); Brasil Brokers (Brazil); Hypermarcas (Brazil); Total Corporate (France/Global); Nestle/Delissio Food (Canada); CHILECTRA, ENDESA, ENERSIS (Chile); AS Roma (Italy); P&G/Bounty (Mexico); Philips (Netherlands); AXA Equitable (USA); Oporto (Australia); Bene (Germany); Commerzbank Wealth Management (Germany); Aon Consultants (Mexico); Barcel (Mexico); Ferrero/Kinder Bueno (UAE); Nestlé/Maggi (UAE); Hilton Flagship (USA/Global); Sleepy’s (USA); Rio 2016 (Brazil); Beiersdorf (Bulgaria); Coca Cola (Bulgaria); haarshop21 GmbH (Germany); J. Stickling GmbH & Co. KG (Nobilia) (Germany) ; ZF Friedrichshafen (Germany); Western Union – Shopper (Philippines) ; Audi Singapore (Singapore); Rachel Rachel Roy (USA); Simplot (USA); Cotton Council International (USA), DesignerClothes.com (USA); MSD (Bulgaria); WeChat (India); SCA (UK); Argos (UK); Lanhgam Hotel Group (USA); Manchu Times Fashion (USA); Versace (USA); Microsoft (Bulgaria); Schweppes (UK); Almay (USA), Hilton Grand Vacation Club (USA); Defender Direct (USA); Sympathy Orchestra (USA); Turtle Wax (USA).

Saatchi & Saatchi

Salmoiraghi Vigano (Italy); Stroili (Italy); Godiva (Japan); St.George (Australia); HSBC global premier wealth and sponsorship (global); Bold International Ceramics (UAE/GCC); YBM Mastery E900 (Korea); PTT RM : Jiffy Brand (Thailand); Thanachart Bank (Thailand); Kerry Foods/Richmond (UK); design3000.de (Germany); Club Méd (Italy); Mill St. Brewery (Canada); Mahou 5 estrellas (Spain); MyCEB (Malaysia); Bank Simpanan Nasional / BSN’s Cards (Malaysia); Charter Communications (USA); Otterbox (USA); Takeda Pharmaceutical (Russia); Air Europa (Spain); Premier Foods – digital (UK); Scoot Airline (Singapore); Toyota Kluger Toyota 86 (Australia).

Starcom MediaVest Group

American Honda Motors (USA); Beirut City Centre (UAE); Dubbizle (UAE); Europcar (UK); Garuda Indonesia (Indonesia); GLA 360 Mall (UAE); Hartmann (Czech); Kuwait Flour Mills (UAE); Mango (UAE); Meydan Group (UAE); Beirut City Centre (UAE); Mondelez International (UAE); Namshi (UAE); STC (UAE); Vivus (Poland); Ace Hardware (USA); Banca Unipol (Italy); Finnair (Sweden); h.h , gregg (USA); Unipol Insurance (Italy); Burger King (Italy, Norway, Sweden, Denmark, Spain, UK, Portugal, Canada); Gourmet Foods (Poland); Ranbaxy (India); USP Zdrowie (Poland); CPTM - Mexico Tourism Board (Mexico); PINERGY (Ireland); Ford Retail Group (UK); SPP (Sweden); Storebrand (Norway); Ab/InBev (China); Bosco (Russia); Ministry of Environment (Project) (Poland).

Publicisgroupe.com	9/13

ZenithOptimedia

Kohl’s (USA); KAYAK (Worldwide); Abu Dhabi Commercial Bank (UAE); Hainan Airlines (China); Sharp Middle east (UAE); Ministry of Health (Singapore); Unipex (UAE); Bold International (UAE); Haier Electronics (Kingdom of Saudi Arabia- KSA); Haw Par (Singapore); Ministry of Defense (Singapore); Dao Games (UAE); eOne (UK); Toyota (Italy); 20th FOX (Italy); Maybank (APAC Regional); Maxxium (UK); Cruz Roja (Red Cross) (Spain); Prospect Park Networks (USA); Bacardi (Panama); Changi Airport Group (CAG) (Singapore); Hasbro (Hungary); Vzajemna (Slovenia); TE Data (Digital) (Egypt); SCA (Global); Bacardi-Martini (Europe); LOTERIAS (Spain); Hyundai (Netherlands); Universidad El Bosque (Colombia); New Balance (Panama); VEMEDIA (Belgium); ECOVER (Belgium); 4 finance (Georgia); Stokke (Ireland); Pierre Fabre (Belgium); FIDELITY TRUST (Belgium); Bodytech (Colombia); Syngenta (Colombia).

Publicisgroupe.com	10/13

2013 Press Releases

01-02-2013	Publicis Groupe S.A. – Share purchases in LBi International N.V.

01-10-2013	Liquidity Contract with CA Cheuvreux: Half-Year Financial Statement

01-15-2013	Successful outcome of Publicis Groupe S.A.’s recommended public cash offer for LBi: offer now declared unconditional

01-29-2013	Publicis Groupe S.A. – Final results public offer for LBi

02-05-2013	Publicis Groupe to create the world’s leading digital network – DigitasLBi will pool the global market leadership and cutting-edge skill-sets of top agencies Digitas and LBi

02-14-2013	2012 Annual Results

02-15-2013	Publicis Groupe announces the completion of a share buyback from Dentsu of nearly 3.9 million shares

03-11-2013	Publicis Groupe acquires Convonix India’s leading full service digital marketing and consulting agency

04-12-2013	Publicis Groupe: 2012 Registration Document available

04-15-2013	Publicis Groupe: 2013 Q1 Revenue higher than Groupe objectives

04-17-2013	Publicis Groupe: New co-investment plan for 200 key executives

04-18-2013	Publicis Groupe acquires Neev, a leading software service provider in India

04-19-2013	Tom Adamski named CEO of Rosetta

04-23-2013	During its Investor Day, Publicis Groupe announces new ad agency model and ambitious five-year targets

04-25-2013	Elisabeth Ardaillon-Poirier to join Publicis Groupe as Senior Vice-President Anne-Gabrielle Heilbronner named General Secretary of Publicis Groupe

05-02-2013	190 Publicis key executives invest 44.7 m€ in the “Groupe”

05-07-2013	Europe 2013: a continent adrift – A Publicis Groupe study on emerging from recession in Europe

05-29-2013	Publicis Groupe: Annual General Shareholder’s meeting

06-07-2013	Overview of the share buyback program authorized by shareholders at their Combined General Shareholder’s meeting of May 29, 2013

07-02-13	Publicis Groupe acquires digital production firm Bosz Digital

07-04-2013	Publicis Groupe half-year financial statement liquidity contract

07-10-2013	Publicis Groupe acquires Net@alk, a leading social media services provider in China

07-15-2013	Jana Mobile receives $15 million strategic investment from Publicis groupe

07-18-2013	Publicis Groupe 2013 H1 Results

07-19-2013	Publicis Groupe and AOL Inc. to form strategic partnership do deliver live internet advertising on global scale

07-19-2013	Publicis Groupe promotes Pete Stein to CEO of Razorfish woldwilde

07-28-2013	Omnicom and Publicis Groupe to merge

08-01-2013	Publicis Groupe files its 2013 half-year financial report

08-14-2013	Publicis Groupe acquires US digital services agency Engauge Marketing

Publicisgroupe.com	11/13

08-29-2013	Publicis Groupe acquires Espalhe, PR and digital marketing agency in Brazil

09-05-2013	Publicis Groupe acquires TPM Communications in Canada, a leading digital, event and video agency

09-12-2013	Publicis Groupe acquires media agency Zenith Romania

09-19-2013	Publicis Groupe acquires leading digital agency poke in the UK

09-19-2013	Adjustement to the exercise parity of the BSA and confirmation of the exercise period

09-23-2013	Jean-Marie Pivard joins Publicis Groupe as Director of Internal Audit and Risk Management

09-24-2013	Publicis Groupe launches Prodigious, brand logisticsTM, a brand asset production facility crafted to meet today’s media challenges

09-25-2013	General Meeting of ORANE holders. Early redemption of ORANE. Adjustement to the ORANE redemption parity.

Publicisgroupe.com	12/13

Glossary

Net financial debt (or net debt): equals the long and short term financial debt plus associated derivatives fair value, less cash and cash equivalent

Average net debt: average of average monthly net debt.

Net new business: this figure is derived not from financial reporting but from estimated media-marketing budgets based on annual business (net of losses) from new and existing clients.

Operating margin: The operating margin is equal to the revenue after deduction of personnel expenses, other operating expenses (excluding non current income and expenses), depreciation and amortization (excluding intangible arising from acquisitions).

Operating margin rate: operating margin/revenue.

Organic growth calculation

(EUR million)	Q3 2013
2012 Revenue	1,627
Currency impact	(95)
2012 Revenue at 2013 exchange rate (a)	1,532
2013 Revenue before impact of acquisitions (1) (b)	1,586
Revenue from acquisitions (1)	89
2013 Revenue	1,675
Organic Growth (b/a)	+3.5%

Currency impact (EUR million)
Q3
GBP(2)	(9)
USD(2)	(43)
Others (2)	(43)

Total	(95)

(1)	Acquisitions (Webformance Saint Brieuc, Indigo, Flip, King Harvests, UBS, Pixelpark, Longtuo, BBR, BBH, Neogama, CNC, Webformance Bordeaux, AR Media, Arachnid, Resultrix, Webformance Spain, Diplomatic Cover, Grita, Istrat, Outside Line, Bromley, Monterosa, Rokkan, LBi, Blue Parrot, Market Gate, Taterka, Convonix, Netalk, Neev, BosZ, Espalhe, Engauge, Poke, TPM, ZO Romania, Jana) net of disposals.
(2)	Average exchange rate at Sept. 30, 2013:	1 USD = 0.75931 EUR
1 GBP = 1.17360 EUR

Publicisgroupe.com	13/13

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

1

WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

2

3ème trimestre 2013

(Millions EUR)

• Revenu :	1 675

• Croissance publiée :	+3,0%

• Croissance organique :	+3,5%

9 premiers mois de l’année 2013

(Millions EUR)

• Revenu :	5 026

• Croissance publiée :	+6,7%

• Croissance organique :	+3,3%

Maurice Lévy, Président du Directoire déclare :

« Notre troisième trimestre est en ligne avec nos prévisions internes malgré les situations tendues au Brésil ou du fait de la crise syrienne. L’Europe a, pour la première fois depuis le début de l’année, affiché une petite croissance positive.

Parmi les très bonnes nouvelles soulignons notre performance dans le numérique dont la croissance a atteint 12,3% pour le troisième trimestre. Face à la contraction du marché de l’analogique, notre stratégie de développement prioritaire dans le digital continue d’être payante.

Je tiens aussi à souligner le dynamisme de nos équipes, restées mobilisées au service de nos clients, tout en poursuivant leurs efforts dans la conquête de nouveaux budgets. Sur les neuf premiers mois de l’année, nous réalisons ainsi 3,4 milliards de new business.

Lors de ce troisième trimestre, nous avons également lancé le processus de fusion de Publicis Groupe avec Omnicom, annoncée le 28 juillet dernier. Tout se déroule conformément à notre plan de marche avec, en particulier, les travaux de dépôt des dossiers auprès des différentes autorités compétentes, énorme tâche accomplie par les équipes des deux groupes.

Dans la perspective de la fusion et avec l’intention de simplifier notre bilan, nous avons proposé aux porteurs d’Oranes un remboursement anticipé de leurs obligations.

Réunis en Assemblée le 10 octobre dernier, ils nous ont apporté un soutien massif votant à l’unanimité en faveur de toutes les résolutions.

Je dois dire que leur vote unanime sur le projet de fusion est une indication très intéressante et positive de l’appréciation portée sur notre projet.

Bien évidemment, nous devons franchir de nouvelles étapes décisives dans les semaines et mois à venir mais nous sommes sur la bonne voie.

Pour 2013, nous maintenons nos objectifs internes de croissance organique supérieure à celle réalisée en 2012 (2,9%), autour de 3,5%-3,6%. Toutefois et comme chaque année, le quatrième trimestre reste difficile à lire compte-tenu de la volatilité vécue chaque fin d’année. La fragilité de la situation économique mondiale du fait du « shut down » américain nous incite à la prudence. Nous restons cependant confiants pour 2013, tant pour notre performance de croissance que de marge, et pour la nouvelle page d’avenir que nous écrirons avec la fusion entre égaux avec Omnicom ».

Publicisgroupe.com	2/14

I - Revenu

•	Troisième trimestre 2013

•	Croissance publiée

Le revenu consolidé de Publicis groupe pour le 3ème trimestre 2013 est de 1 675 M€, en hausse de 3,0% par rapport à 2012.

L’impact négatif dû aux variations de change entre les 3èmes trimestres 2012 et 2013 est de 95 M€. Hors effet des variations de change, la hausse du revenu est de 9,3%.

•	Croissance organique

La croissance organique est de 3,5% comparée à 2,0% pour la même période en 2012. Dans un contexte géopolitique et économique peu porteur, la performance de ce 3ème trimestre est satisfaisante par rapport aux prévisions internes. Elle reflète un ralentissement passager de la Chine et une performance de l’Europe encore faible, même si cette zone est en amélioration. Elle marque également une forte hausse du numérique.

- Répartition du revenu au 3ème trimestre 2013 par zone géographique

(en millions d’euros)	Revenu		Croissance Organique	Croissance Publiée
	T3 2013	T3 2012	T3 2013	T3 2013 / T3 2012
Europe*	469	429	+0,4%	+9,3%

Amérique du Nord	825	805	+4,5%	+2,5%

BRIC+MISSAT**	217	220	+1,5%	–1,4%

Reste du Monde	164	173	+10,1%	–5,2%

Total	1 675	1 627	+3,5%	+3,0%

*	Europe : hors Russie et Turquie
**	MISSAT : Mexique, Indonésie, Singapour, Afrique du Sud, Turquie

•

L’Europe est légèrement positive (+0,4%), même si la France, bien qu’en amélioration, reste négative sur la période. On note une très bonne performance du Royaume-Uni à +7,1%. L’Europe du Sud reste encore très négative. Les pays d’Europe de l’Est et Orientale affichent des croissances importantes (Pologne : + 14,4% et Hongrie +8,6%).

•

L’Amérique du Nord à +4,5% fait preuve d’une bonne croissance, en léger ralentissement par rapport au 2ème trimestre du fait d’une faible performance des activités de RP. Les activités santé sont encore légère amélioration.

Publicisgroupe.com	3/14

•

L’ensemble des pays « BRIC » et « MISSAT » enregistre une croissance organique de +1,5%, résultat de situations contrastées : un ralentissement passager de la Chine Grande Région (+2,4%), des difficultés économiques qui pèsent sur les investissements en Inde et une sous performance en Russie. La croissance du Brésil à +3,1%, dans un environnement plus difficile depuis le début de l’année, reste satisfaisante tout comme la très bonne performance du Mexique (+6,2%), de l’Afrique du Sud (+10,5%) et de la Turquie (+17,1%).

•	Le Reste du Monde croît de 10,1% (Australie +13,8%, Corée + 5,9%, Argentine + 11,7%).

•	Revenu 9 mois 2013

•	Croissance publiée

Le revenu consolidé de Publicis Groupe est en hausse de +6,7% pour les 9 premiers mois de 2013 à 5 026 M€.

L’impact négatif dû aux variations de change entre 2012 et 2013 est de 148 M€. Hors effet des variations de change, la hausse du revenu est de 10,1%.

Exprimé en USD, le revenu des 9 premiers mois serait de 6 619 MUSD en croissance de 14,4%.

•	Croissance organique

La croissance organique au 30 septembre 2013 (9 mois) est de +3,3% contre une croissance de +2,5% au 30 septembre 2012. Elle est en ligne avec notre plan de marche.

Répartition du revenu au 30 septembre 2013 (9 mois) par zone géographique

(en M€)	Revenu		Croissance Organique	Croissance Publiée
	30/09/2013	30/09/2012	30/09/2013	2013/2012
Europe*	1 439	1 308	–2,3%	+10,0%

Amérique du Nord	2 455	2 312	+5,5%	+6,2%

BRIC+MISSAT**	651	605	+4,1%	+7,6%

Reste du Monde	481	486	+7.6%	–1,0%

Total	5 026	4 711	+3,3%	+6,7%

*	Europe hors Russie et Turquie
**	MISSAT : Mexique, Indonésie, Singapour, Afrique du Sud, Turquie

Pour mémoire, le revenu du 1er trimestre 2013 s’élevait à 1 563 M€ et celui du 2ème trimestre à 1 788 M€ (1 452 M€ et 1 632 M€ respectivement aux 1er et 2ème trimestres 2012). Aux 1er et 2ème trimestres 2013, la croissance organique était respectivement de 1,3% et 5,0% (4,1% au 1er trimestre 2012 et 1,6% au 2ème trimestre 2012).

Publicisgroupe.com	4/14

Au 30 septembre 2013, les activités numériques représentent 37,6% du revenu total du Groupe contre 33,3% en 2012. La croissance organique est de 12,3% pour le seul 3ème trimestre et de 11,5% pour les 9 premiers mois de 2013.

Les activités numériques montrent un dynamisme très fort avec des croissances à deux chiffres partout à l’exception de l’Europe qui ne prend pas encore en compte LBi acquis en janvier 2013. Elles compensent le recul des activités dites analogiques en baisse de 0,8% (dont -5,1% pour l’Europe, hors Russie et Turquie). Ce constat démontre la pertinence de la stratégie numérique de Publicis Groupe.

	Europe*	Amérique du Nord	BRIC+MISSAT	Reste du Monde	Total
Digital	+6,6%	+11,3%	+26,2%	+25,3%	+11,5%
Analogique	–5,1%	—	+1,6%	+4,8%	–0,8%
Total	–2,3%	+5,5%	+4,1%	+7,6%	+3,3%

*	Europe hors Russie et Turquie

Les revenus des pays à forte croissance représentent 24,1% du revenu total.

II - Dette financière

Au 30 septembre, la dette nette s’élève à 550 M€ contre 524 M€ au 30 septembre 2012. Ce montant intègre l’impact des acquisitions des neuf premiers mois, notamment celle de LBi.

La dette nette moyenne est de 584 M€ au 30 septembre 2013 contre 764 M€ en 2012. Au 30 septembre 2013, le montant de liquidités disponibles du Groupe s’élève à 2 562 M€.

III - Faits marquants

•	New Business au 30 septembre : 3,4 milliards de dollars

•	Croissance externe

•	Acquisitions du 3ème trimestre

•	Bosz Digital : société latino-américaine de production numérique

•	Netalk : agence chinoise leader dans les media sociaux

•	Investissement de 15 millions de dollars dans Jana, entreprise spécialisée dans le mobile (Boston-Etats-Unis)

•	Engauge Marketing LLC : agence de publicité et de services numériques (Colombus-Etats-Unis)

•	Espalhe : agence de marketing numérique et de relations publiques (Brésil)

•	TPM Communications, l’une des meilleurs agences canadiennes spécialisée dans le numérique, les vidéos et l’événementiel

•	Zenith Roumania : l’une des plus grandes agences roumaines de communication et media (Bucarest- Roumanie)

•	Poke : agence britannique phare du secteur numérique

Publicisgroupe.com	5/14

•	Autres opérations

Le 19 juillet 2013, Publicis Groupe et AOL Inc ont signé un partenariat stratégique créant ainsi à l’échelle mondiale une offre de publicité en ligne en temps réel (Live Advertising) et réalisant une première mondiale.

Le 24 septembre, Publicis Groupe a annoncé le changement de nom des marques composant son pôle de production : les plateformes sont toutes renommées « Prodigious ». En regroupant toutes ses activités sous une seule marque « Prodigious », le Groupe bénéficiera d’un acteur majeur dans un secteur d’importance pour les clients tant dans la maîtrise de la qualité que des coûts de production. Parallèlement, le Groupe a lancé brand logistics TM, une offre innovante de production de contenus des marques.

•	Opérations financières sur 9 mois

A la suite de la proposition faite par Dentsu, Publicis Groupe a racheté le 15 février 2013, avant l’ouverture de la Bourse de Paris, un bloc de près de 3,9 millions de ses propres actions pour un prix total de 181 millions d’euros, soit 46,82 euros par action.

IV- Fusion entre Publicis Groupe et Omnicom Inc.

Le 28 juillet 2013, Omnicom Inc et Publicis Groupe ont annoncé leur décision de réaliser une fusion entre égaux. Ce projet s’inscrit dans un univers en rapide évolution depuis l’irruption du numérique dans nos métiers et l’émergence de nouveaux acteurs dont la croissance est exponentielle. Le métier des agences de publicité s’est profondément transformé pour devenir le résultat d’une équation plus complexe où se rencontrent l’intelligence stratégique, la science et la technologie ainsi que le lien créatif émotionnel (QI+QT+QE).

Il s’agit, par cette fusion, d’apporter à nos clients tous les moyens de réaliser leurs programmes de marketing et de communication d’une manière totalement intégrée et aux meilleures conditions de performance et de coût. Il s’agit également de leur donner accès aux innovations numériques dans tous les domaines y compris la gestion des données, le e. ou m. commerce ou encore les réseaux sociaux.

Cette fusion permettra d’offrir à tous les collaborateurs de nouvelles et passionnantes opportunités professionnelles tant par les programmes de formation que par la diversité des actifs de ce nouveau groupe.

V - Evénements récents

•	Acquisition de participations majoritaires dans les agences affiliées en Roumanie, partenaires de longue date : Leo Burnett & Target, Starcom MediaVest group, Optimedia, The Practice et iLeo.

•

Remboursement anticipé obligatoire des ORANE permettant de simplifier la structure du bilan de Publicis Groupe dans l’optique de sa fusion avec Omnicom Group : les porteurs d’Obligations Remboursables en Actions Nouvelles ou Existantes (ORANE) émises le 24 septembre 2002 (note d’opération visée par la COB le 16 mai 2002 sous le numéro 02-564, code ISIN: FR0000187783), convoqués en assemblée le 10 octobre 2013, ont approuvé à l’unanimité le projet de fusion de Publicis avec la société Publicis Omnicom Group, qui doit intervenir dans le cadre du projet de rapprochement de Publicis et d’Omnicom annoncé le 28 juillet 2013.

Publicisgroupe.com	6/14

Ils ont également approuvé certaines modifications des termes et conditions des ORANE visant d’une part à prévoir le remboursement anticipé de l’ensemble des ORANE après l’assemblée générale extraordinaire des actionnaires de Publicis appelée à voter la fusion (ce cas spécifique de remboursement étant sans incidence sur la faculté de remboursement anticipée dont bénéficient les porteurs d’ORANE avant cette assemblée en application de l’article 6.3.3.1 (iii) de la note d’opération), et d’autre part à préciser que le coupon couru qui sera payé à l’occasion de ces remboursements anticipés sera calculé sur la base de 3,2946% par an.

Publicis rappelle que la parité de remboursement des ORANE a été ajustée d’un multiple de 1,015 afin de tenir compte de la part des dividendes payés en 2003 et 2004 prélevés sur des comptes de réserves ou de primes. Chaque ORANE donne, à raison de cet ajustement, droit à 9,135 actions Publicis au lieu de 9 actions. Dans ce contexte, Publicis offrira aux porteurs actuels et anciens d’ORANE justifiant la détention d’ORANE aux dates d’amortissement et de paiement de coupons intervenus au cours de la période non prescrite, à savoir les 1er septembre 2009 à 2013, une compensation correspondant aux actions et aux coupons supplémentaires qu’ils auraient dû percevoir à ces dates.

VI - Perspectives

Dans un contexte économique mondial où on observe un affermissement progressif des économies des pays avancés, quelques signes de reprise au cœur de la zone euro mais un ralentissement de la croissance des pays émergents, ZenithOptimedia n’a pas modifié ses dernières estimations de croissance du marché publicitaire pour 2013. Après avoir publié en décembre 2012 une estimation de croissance de 4,1% pour l’année 2013, puis l’avoir portée à 3,9% en avril et enfin à 3,5% en juin, ZenithOptimedia conserve son estimation d’une croissance de 3,5% pour l’année en cours.

Publicis Groupe confirme attendre une croissance organique pour 2013 supérieure à celle réalisée en 2012 (2,9%). Au terme des neuf premiers mois de l’année, la croissance se situe à 3,3%, en ligne avec nos objectifs. Comme chaque année, le quatrième trimestre est soumis à certains aléas de fin d’année.

Nos objectifs d’amélioration de la marge devraient pouvoir être atteints.

L’année 2014 s’annonce avec une croissance plus ferme.

***

Certaines informations autres qu’historiques contenues dans le présent document sont susceptibles de constituer des données à caractère prévisionnel («forward-looking statements») ou des prévisions financières non auditées. Ces données sont sujettes à des risques et des aléas pouvant se traduire, ultérieurement, par des données réelles substantiellement différentes. Ces données sont présentées à la date du présent document et Publicis Groupe n’assume aucune obligation quant à leur mise à jour du fait d’événements nouveaux ou de toute autre raison autre que les réglementations applicables. Publicis Groupe vous invite à prendre connaissance avec attention des informations relatives aux facteurs de risque susceptibles d’affecter son activité telles que figurant dans son Document de Référence déposé auprès de l’Autorité des Marchés Financiers (AMF), y compris une conjoncture économique défavorable, un secteur extrêmement concurrentiel, la possibilité que nos clients peuvent remettre nos contrats en cause très rapidement, une part non négligeable des revenus du Groupe provenant de clients importants, conflits d’intérêts entre annonceurs d’un même secteur, la dépendance du Groupe sur ses dirigeants et ses collaborateurs, les lois et règlementations s’appliquant aux métiers du Groupe, des actions judiciaires engagées contre le Groupe au motif que certains messages publicitaires seraient mensongers ou trompeurs ou que les produits de certains clients se révèleraient défectueux, la stratégie de développement par acquisition d’entreprises, la dépréciation des écarts d’acquisition et les actifs inscrits au bilan du Groupe, la présence du Groupe dans les marchés émergents, la difficulté de mettre en œuvre le contrôle interne, l’exposition au risque de liquidité, une baisse de la notation officielle du Groupe, et l’exposition aux risques de marché financier.

Publicisgroupe.com	7/14

A propos de Publicis Groupe

Publicis groupe [Euronext Paris FR0000130577, CAC 40] est l’un des premiers groupes mondiaux de communication. Nous sommes présents dans tous les secteurs et les métiers : le numérique (DigitasLBi, Razorfish, Rosetta, VivaKi), les agences créatives (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), les relations publiques, la communication institutionnelle et l’événementiel (MSLGROUP), l’achat d’espace et la stratégie média (Starcom MediaVest Group et ZenithOptimedia) et enfin la communication santé avec Publicis Healthcare Communications Group (PHCG). Le Groupe est présent dans 108 pays et compte environ 60 000 collaborateurs.

www.publicisgroupe.com | Twitter : @PublicisGroupe | Facebook : http://www.facebook.com/publicisgroupe

Viva la Difference !

Contacts

Publicis Groupe
Peggy Nahmany	Communication corporate	+ 33 (0)1 44 43 72 83
Martine Hue	Relations investisseurs	+ 33 (0)1 44 43 65 00
Stéphanie Constand-Atellian	Relations investisseurs	+ 33 (0)1 44 43 74 44

Publicisgroupe.com	8/14

Annexes

New Business – 3ème trimestre 2013

3,4 milliards USD (net)

Principaux Gains

BBH/NEOGAMA

Pirelli (Royaume-Uni), Playstation (Etats-Unis, Brésil), Haagen Dazs (Singapour), Basf (Brésil), Philadelphia (Royaume-Uni), Clarks (Royaume-Uni), Bang and Olufsen (UK), Rubbermaid (Etats-Unis).

Digitas/LBi

Lenovo (Etats-Unis), Kao (Etats-Unis), Whirlpool (Etats-Unis), Dunkin’ Donuts (Etats-Unis), Sprint (Etats-Unis), Samsung (Brésil), MillerCoors (Etats-Unis), Comcast (Etats-Unis), Eureka Forbes (Inde), Dogs Trust (Royaume-Uni), AXA (Royaume-Uni), FOSS (Pays nordiques), Johnson & Johnson (Royaume-Uni), Danone (Royaume-Uni), LeipzigerMesse (Allemagne), HSBC (Australie), Roompot (Allemagne), ParcelHero.com (Royaume-Uni), PWC (Allemagne), StadtwerkeBayreuth (Allemagne), PortalTech Reply (Royaume-Uni), Navigate GmbH Systeme und Consulting (Allemagne), DSGV (Allemagne), Commonwealth Bank (Royaume-Uni), Microsoft (Royaume-Uni): Langenscheidt GmbH & Co. KG (Allemagne), Lloyds TSB (Royaume-Uni), E2X (Royaume-Uni), JKL (Pays nordiques), Viking Line (Pays nordiques), ASSTEL Lebensversicherung AG (Germany), Ticket Online Software GmbH (Allemagne), SCA TENA (Pays nordiques), Primera Travel Group (Pays nordiques), Adobe (Etats-Unis), Moleskine (Etats-Unis): P&G (Etats-Unis), Spotify (Etats-Unis), Motorola (Etats-Unis), Aetna (Etats-Unis), Delta Air Lines (Etats-Unis), Intel (Indonésie), NYSE Euronext (Etats-Unis), AstraZeneca (Etats-Unis), Goodyear (Etats-Unis).

Fallon

Talenti (Etats-Unis), Giffgaff (Royaume-Uni), Netflix (Royaume-Uni).

Leo Burnett

AEON Superstores (Malaisie), Bols Spirits (Pologne), Dubai International Film Festival (Emirats Arabes Unis), Pfizer Consumer Health - Nexium OTC (Etats-Unis), Peters Ice Cream (Australie), Unipol Insurance (Italie), Castorama Home Improvement Stores (Pologne), PTG Energy (Thaïlande), Co-operative Social Media (Royaume-Uni), Institute of Chartered Accountants of Sri Lanka (Sri Lanka), Home Center Home Improvement Retailer (Colombie), BMW Mini (Japon), Twinings Tea (Malaisie), h.h. gregg (Etats-Unis), Petelinka Poultry (Russie), Media Markt Electronics Retailer (Russie), Alouette Cheese (Etats-Unis), RE/MAX Real Estate (Etats-Unis), Victoria University (Australie), GM Fleet & Commercial Operations, Certified Pre-Owned, Remarketing (USA), Molson Coors - Coors Light (Canada), China Mobile (Chine), Bank of China (Chine), Yili Lactobacillus Probiotic (Chine), Samsung Mobile Phone (Taïwan), RE/MAX (USA), VP Bank (Vietnam), Menarini Pharmaceuticals Fastum Gel (Chine), Tekmark (Singapour), Sri Lankan Airlines (Sri Lanka), Pfizer Centrum and Caltrate (Vietnam).

Publicisgroupe.com	9/14

MSLGROUP

PayPal (Etats-Unis, Canada), Emirates Air (PR) (Etats-Unis), LaSalle Investment Management (Etats-Unis), Taitra (Taiwan).

PHCG

Astellas (Etats-Unis), AbbVie (Etats-Unis, Australie), Pfizer (Etats-Unis, Global), Genentech/Roche (Etats-Unis, Global), Novartis (Etats-Unis, Global).

Publicis Worldwide

Habib’s (Brésil), CVC (Brésil), Dairy Queen (Canada), Nestle (Roumanie, USA), Coca Cola (Espagne), Vue Cinemas (Royaume-Uni), Qld Dept of Transport (Australie), Barmer GEK (Allemagne), BNI (Indonésie), P&G (Etats-Unis), NT Government (Australie), Subway (Inde), BASF (Roumanie), Tourism Nothern Territory (Australie), Pfizer Centrum (Emirats Arabes Unis), Gol Airlines (Brésil), Sanofi - Medley Division (Brésil), Siemens AG (Allemagne), Stopanska Bank (Macédoine), Grupo Reforma (Mexique), Emirates Flight Catering (Emirats Arabes Unis), Conga Foods (Australie), WM Ritchie (Australie), Brasil Brokers (Brésil), Hypermarcas (Brésil), Total Corporate (France/Global), Nestle/Delissio Food (Canada), CHILECTRA, ENDESA, ENERSIS (Chili), AS Roma (Italie), P&G/Bounty (Mexique), Philips (Pays-Bas), AXA Equitable (Etats-Unis), Oporto (Australie), Bene (Allemagne), Commerzbank Wealth Management (Allemagne), Aon Consultants (Mexique), Barcel (Mexique), Ferrero/Kinder Bueno (Emirats Arabes Unis), Nestlé/Maggi (Emirats Arabes Unis), Hilton Flagship (Etats-Unis/Global), Sleepy’s (Etats-Unis), Rio 2016 (Brésil), Beiersdorf (Bulgarie), Coca Cola (Bulgarie), haarshop21 GmbH (Allemagne), J. Stickling GmbH & Co. KG (Nobilia) (Allemagne), ZF Friedrichshafen (Allemagne), Western Union – Shopper (Philippines), Audi Singapore (Singapour), Rachel Rachel Roy (Etats-Unis), Simplot (Etats-Unis), Cotton Council International (Etats-Unis), DesignerClothes.com (Etats-Unis), MSD (Bulgarie), WeChat (Inde), SCA (Royaume-Uni), Argos (Royaume-Uni), Lanhgam Hotel Group (Etats-Unis), Manchu Times Fashion (Etats-Unis), Versace (Etats-Unis), Microsoft (Bulgarie), Schweppes (Royaume-Uni), Almay (Etats-Unis), Hilton Grand Vacation Club (Etats-Unis), Defender Direct (Etats-Unis), Sympathy Orchestra (Etats-Unis), Turtle Wax (Etats-Unis).

Saatchi & Saatchi

Salmoiraghi Vigano (Italie), Stroili (Italie), Godiva (Japon), St. George (Australie), HSBC global (Royaume-Uni/global), Bold International Ceramics (Emirats Arabes Unis), YBM Mastery E900 (Corée), PTT RM : Jiffy Brand (Thaïlande), Thanachart Bank (Thaïlande), Kerry Foods/Richmond (Royaume-Uni), design3000.de (Allemagne), Club Méd (Italie), Mill St. Brewery (Canada), Mahou 5 estrellas (Espagne); MyCEB (Malaysie), Bank Simpanan Nasional / BSN’s Cards (Malaysie), Charter Communications (Etats-Unis), Otterbox (Etats-Unis), Takeda Pharmaceutical (Russie), Air Europa (Espagne), Premier Foods – digital (Royaume-Uni), Scoot Airline (Singapore), Toyota Kluger, Toyota 86 (Austalie).

Starcom MediaVest Group

American Honda Motors (Etats-Unis), Beirut City Centre (Emirats Arabes Unis), Dubbizle (Emirats Arabes Unis), Europcar (Royaume-Uni), Garuda Indonesia (Indonésie), GLA 360 Mall (Emirats Arabes Unis), Hartmann (République Tchèque), Kuwait Flour Mills (Emirats Arabes Unis), Mango (Emirats Arabes Unis), Meydan Group (Emirats Arabes Unis), Mondelez International (Etats-Unis), Namshi (Emirats Arabes Unis), Vivus (Pologne), Ace Hardware (Etats-Unis), Banca Unipol (Italie), Finnair (Suède), h.h, gregg (Etats-Unis), Unipol Insurance (Italie), Burger King (Italie, Norvège, Suède, Danemark, Espagne, Royaume-Uni, Portugal, Canada), Gourmet Foods (Pologne), CPTM - Mexico Tourism Board (Mexique), PINERGY (Irlande), SPP (Suède), Storebrand (Norvège), Ab/InBev (Chine), Bosco (Russie), Ministry of Environment (Project) (Pologne).

Publicisgroupe.com	10/14

ZenithOptimedia

Kohl’s (Etats-Unis), KAYAK (Monde), Abu Dhabi Commercial Bank (Emirats Arabes Unis), Hainan Airlines (Chine), Sharp Middle east (Emirats Arabes Unis), Ministry of Health (Singapour), Unipex (Emirats Arabes Unis), Bold International (Emirats Arabes Unis), Haier Electronics (Arabie Saoudite), Haw Par (Singapour), Ministry of Defense (Singapour), Dao Games (Emirats Arabes Unis), eOne (Royaume-Uni), Toyota (Italie), 20th FOX (Italie), Maybank (APAC Régional), Maxxium (Royaume-Uni), Cruz Roja (Red Cross) (Espagne), Prospect Park Networks (Etats-Unis), Bacardi (Panama), Changi Airport Group (CAG) (Singapour), Hasbro (Hongrie), Vzajemna (Slovénie), TE Data (Digital) (Egypte), SCA (Global), Bacardi-Martini (Europe), LOTERIAS (Espagne), Hyundai (Pays-Bas), Universidad El Bosque (Colombie), New Balance (Panama), VEMEDIA (Belgique), ECOVER (Belgique), 4 finance (Géorgie), Stokke (Irlande), Pierre Fabre (Belgique), FIDELITY TRUST (Belgique), Bodytech (Colombie), Syngenta (Colombie).

Publicisgroupe.com	11/14

Communiqués de Presse 2013

02-01-2013	Publicis Groupe S.A. - Acquisition d’actions de LBi International N.V.

10-01-2013	Bilan semestriel du contrat de liquidité de la société PUBLICIS GROUPE avec la Société CA Cheuvreux

15-01-2013	Succès de l’Offre Publique d’Achat recommandée de Publicis S.A. sur LBi : offre déclarée inconditionnelle

29-01-2013	Publicis Groupe S.A. -résultat final de l’Offre Publique d’Achat sur LBi

05-02-2013	Publicis Groupe crée un réseau mondial leader en communication numérique : Fusion de Digitas et LBi, deux acteurs mondiaux au savoir-faire inégalé

14-02-2013	Résultats annuels 2012

15-02-2013	Publicis Groupe annonce avoir acquis auprès de Dentsu près de 3,9 millions de ses propres actions

11-03-2013	Publicis Groupe fait l’acquisition de Convonix, l’agence de marketing et conseil numérique multi-services leader en Inde

12-04-2013	Mise à disposition du Document de Référence

15-04-2013	Revenu du 1er trimestre 2013 supérieur aux objectifs du Groupe

17-04-2013	Publicis Groupe : nouveau plan de co-investissement pour 200 dirigeants-clés

18-04-2013	Publicis Groupe acquiert Neev, important prestataire indien de services logiciels

19-04-2013	Tom Adamski nommé CEO de Rosetta

23-04-2013	A l’occasion de son Investor Day, Publicis Groupe présente un nouveau modèle d’agence de publicité et d’ambitieux objectifs de croissance sur cinq ans

25-04-2013	Elisabeth Ardaillon-Poirier rejoint Publicis Groupe en qualité de Senior Vice President Anne-Gabrielle Heilbronner est promue Secrétaire Général de Publicis Groupe

02-05-2013	190 dirigeants-clés de Publicis investissent 44,7 m€ dans leur groupe

05-07-2013	Europe 2013 : un continent à la dérive. Une étude de Publicis Groupe sur l’Europe et la sortie de crise

29-05-2013	Publicis Groupe – Assemblée Générale Mixte

07-06-2013	Descriptif du programme de rachat d’actions autorisé par l’Assemblée Générale Mixte Ordinaire et Extraordinaire du 29 mai 2013

02-07-2013	Publicis Groupe acquiert Bosz Digital, société de production numérique

04-07-2013	Bilan semestriel du contrat de liquidité de la société Publicis Groupe

10-07-2013	Publicis Groupe acquiert Net@lk, agence chinoise leader dans les médias sociaux

15-07-2013	Initiative stratégique de Publicis Groupe : investissement de 15 millions de dollars dans Jana, entreprise spécialisée dans le mobile

18-07-2013	Résultats du 1er semestre 2013

19-07-2013	Publicis Groupe et AOL Inc. vont signer un partenariat stratégique et créent, à l’échelle mondiale, une offre de publicité en ligne en temps réel

19-07-2013	Publicis Groupe nomme Pete Stein CEO de Razorfish Worlwide

Publicisgroupe.com	12/14

26-07-2013	Mise à disposition du Rapport Financier Semestriel 2013

28-07-2013	Omnicom et Publicis Groupe annoncent leur fusion

14-08-2013	Publicis Groupe acquiert Engauge Marketing, agence américaine de services numériques

29-08-2013	Publicis Groupe acquiert Espalhe, agence brésilienne de marketing numérique et de RP

05-09-2013	Publicis Groupe acquiert TPM Communications, l’une des meilleures agences canadiennes numérique, événementiel et vidéo.

12-09-2013	Publicis Groupe acquiert l’agence Zenith Romania

19-09-2013	Publicis Groupe annonce l’acquisition de Poke, agence numérique phare du Royaume-Uni

19-09-2013	Ajustement de la parité d’exercice des BSA et confirmation de la période d’exercice

23-09-2013	Jean-Marie Pivard rejoint Publicis Groupe en qualité de Directeur de l’Audit interne et la Gestion des Risques

24-09-2013	Publicis Groupe lance Prodigious, brand logisticsTM, une offre de production de contenus de marques spécialement conçue pour répondre aux enjeux du paysage médiatique actuel

25-09-2013	Assemblée des porteurs d’ORANE. Remboursement anticipé des ORANE. Ajustement de la parité des ORANE.

Publicisgroupe.com	13/14

Définitions

Dette nette : la dette financière nette (ou dette nette) est égale à la somme des dettes financières long et court terme et des dérivés de couverture associés, déduction faite de la trésorerie et des équivalents de trésorerie.

Dette nette moyenne : moyenne des dettes nettes moyennes mensuelles.

New Business net : cette donnée n’est pas issue du reporting financier mais résulte d’une estimation des investissements publicitaires média annualisés sur les budgets gagnés (nets des pertes) de clients nouveaux ou existants.

Marge Opérationnelle : La marge opérationnelle est égale au revenu après déduction des charges de personnel, autres charges opérationnelles (hors autres produits et charges non courants) et dotations aux amortissements (hors incorporels liés aux acquisitions).

Taux de marge opérationnelle : Le taux de marge opérationnelle, qui est égal à la marge opérationnelle exprimée en pourcentage du revenu, est un indicateur suivi par le Groupe dans le but de mesurer la performance des unités génératrices de trésorerie et du Groupe dans son ensemble.

Calcul de la croissance organique

(million EUR)	T3 2013
Revenu 2012	1 627
Impact des taux de change	(95)
Revenu 2012 au taux de change 2013 (a)	1 532
Revenu 2013 avant acquisitions(1) (b)	1 586
Revenu des acquisitions(1)	89
Revenu 2013	1 675
Croissance organique (b/a)	+3,5%

Impact taux de change
(million EUR)
T3
GBP(2)	(9)
USD(2)	(43)
Autres (2)	(43)

Total	(95)

(1)	Acquisitions (Webformance Saint Brieuc, Indigo, Flip, King Harvests, UBS, Pixelpark, Longtuo, BBR, BBH, Neogama, CNC, Webformance Bordeaux, AR Media, Arachnid, Resultrix, Webformance Spain, Diplomatic Cover, Grita, Istrat, Outside Line, Bromley, Monterosa, Rokkan, LBi, Blue Parrot, Market Gate, Taterka, Convonix, Netalk, Neev, BosZ, Espalhe, Engauge, Poke, TPM, ZO Romania, Jana) nettes des cessions.
(2)	Taux de change moyen au 30 septembre 2013 :	1 USD = 0,75931 EUR
1 GBP = 1,17360 EUR

Publicisgroupe.com	14/14

Avertissement

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’Offre ou de Sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations Complémentaires Importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM

GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.